Exhibit 99.1

Can-Fite Announces $8.0 Million Registered Direct Offering

PETACH TIKVA, Israel, June 10, 2020 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced that it has entered into definitive agreements with several institutional and accredited investors for the purchase and sale of 3,902,440 of the Company’s American Depositary Shares (ADSs), at a purchase price of $2.05 per ADS, in a registered direct offering. Can-Fite has also agreed to issue and sell to the investors, in a concurrent private placement, unregistered warrants to purchase up to an aggregate of 1,951,220 ADSs. Each ADS represents thirty (30) ordinary shares, par value NIS 0.25 per share, of Can-Fite. The offering is expected to close on or about June 12, 2020, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The warrants will have an exercise price of $2.50 per ADS and will be exercisable at any time upon issuance and will expire four and one-half years from the date of issuance.

The gross proceeds from the offering (without taking into account any proceeds from any future exercises of warrants issued in the concurrent private placement), before deducting the placement agent’s fees and other estimated offering expenses payable by the Company, are expected to be approximately $8.0 million. Can-Fite intends to use the net proceeds for funding research and development and clinical trials, payment of a consulting fee, and for other working capital and general corporate purposes.

The ADSs (but not the warrants or the ADSs underlying the warrants) are being offered by Can-Fite pursuant to a “shelf” registration statement on Form F-3 (File No. 333-220644) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2017 and declared effective by the SEC on October 11, 2017. The offering of the ADSs is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the ADSs being offered will be filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (646) 975-6996 or e-mail at placements@hcwco.com.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and COVID-19. The Company’s lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Piclidenoson has been approved for a pilot clinical trial in Israel to treat COVID-19 infected patients with moderate-to-severe symptoms. Can-Fite’s liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and successfully achieved its primary endpoint in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements in this press release include statements relating to the registered direct offering, including as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: market and other conditions, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the impact of the recent outbreak of coronavirus; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114